[Letterhead of Winston & Strawn LLP]

WRITER’S DIRECT DIAL

(312) 558-6375

August 24, 2009

BY FEDERAL EXPRESS

Pamela A. Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C.  20549-4631

Re:	Nuveen Investments, Inc.
Amendment No. 1 to Registration Statement on Form S-4
File Number 333-159221

Dear Ms. Long:

On behalf of Nuveen Investments, Inc. (the “Company”), we enclose for your review Amendment No. 1 to the Company’s Registration Statement on Form S-4 (“Amendment No. 1”).  The Company has filed concurrently an electronic version of Amendment No. 1 through the EDGAR system of the Securities and Exchange Commission.  The enclosed copies of Amendment No. 1 are marked to show changes made to the Company’s initial Registration Statement on Form S-4 filed with the Commission on May 13, 2009 (the “Registration Statement”).

Set forth below are the Company’s responses to the comments contained in the Staff’s letter to the Company dated June 9, 2009 relating to the Registration Statement.  For convenience of reference, the full text of the comments in the Staff’s letter has been reproduced herein.

General

Comment No. 1:

We note that you are registering the 10½% Senior Exchange Notes due 2015 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988).  See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).  Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:                     The Company advises the Staff that it is providing a supplemental letter via electronic submission today with Amendment No. 1 stating that it is registering the exchange offer in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).

Comment No. 2:

As applicable, please revise the letter of transmittal to comply with the comments in this letter.

Response:                     The Company advises the Staff that it will revise the letter of transmittal, as applicable, in a manner consistent with the Staff’s comments.

Comment No. 3:

Please note the updating requirements of Rule 3-12 of Regulation S-X.

Response:                     The Company is aware of the updating requirements of Rule 3-12 of Regulation S-X and acknowledges that it has made any necessary updates with Amendment No. 1 and will make any necessary updates with any subsequent amendments as required by such rule.

Cover Page of Registration Statement

Comment No. 4:

Please indicate by check mark whether you are a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Response:                     The Company reflected on the cover page that it is a non-accelerated filer.  See the cover page of Amendment No. 1.

Cover Page of Prospectus

Comment No. 5:

Please disclose whether the guarantors will fully and unconditionally guarantee the exchange notes.

Response:                     The Company has revised the cover page of the prospectus as well as a reference in the “Description of the New Notes” section to clarify that the guarantors will fully and unconditionally guarantee the exchange notes.  See the cover page and page 134 of the prospectus.

Comment No. 6:

As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement.  See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980).  Please confirm that the offer will be open at least through midnight on the twentieth business day.  See Rule 14d-1(g)(3).

Response:                     The Company acknowledges that the exchange offer must be open for at least 20 full business days and confirms that the exchange offer will be open at least through midnight on the twentieth full business day following the commencement of the offer in accordance with Rule 14d-1(g)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Comment No. 7:

Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response:                     The Company advises the Staff that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of the Securities Act of 1933, as amended.

Inside Front Cover Page of Prospectus, page i

Comment No. 8:

Please revise the second paragraph above the table of contents to state that to obtain timely delivery security holders must request the information no later than five business days before the date they must make their investment decision.  Please also specify the date by which security holders must request the information not included in or delivered with your prospectus.  Refer to Item 2 of Form S-4.

Response:                     The Company has revised the second paragraph above the table of contents as requested by the Staff.  See page i of the prospectus.

Risk Factors, page 11

Despite our substantial level of indebtedness..., page 14

Comment No. 9:

We note the disclosure in clause (y).  Please disclose this amount as of the most recent practicable date.

Response:                     The Company has revised this risk factor disclosure to reflect that it currently may increase the amount available under the relevant provision of its senior secured credit facilities up to an aggregate amount of approximately $197 million.  See page 14 of the prospectus.

The trading prices for the notes will be directly affected by many factors. . ., page 17

Comment No. 10:

Please revise to disclose that your credit rating has recently been downgraded by both Standard & Poor’s Rating Services and Moody’s Investors Service.

Response:                     The Company has revised the risk factor disclosure as requested by the Staff.  See page 17 of the prospectus.  See also page 62 of the prospectus.

Cautionary Note Regarding Forward Looking Statements, page 25

Comment No. 11:

Please remove the reference to Section 21E of the Exchange Act, as the offering is a tender offer.  See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act.

Response:                     The Company advises the Staff that the reference to Section 21E of the Exchange Act has been removed from the cautionary note regarding forward looking statements as requested by the Staff.  See page 25 of the prospectus.

The Exchange Offer, page 27

Expiration Date; Extensions; Amendments, page 28

Comment No. 12:

We note your disclosure in the third bullet contained in the first paragraph on page 29 that you reserve the right “to delay acceptance of the Old Notes.”  Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c).  For example, if you are referring only to the right to delay acceptance due to an extension of the exchange offer, so state.

Response:                     The Company considered the Staff’s comment and revised the prospectus to clarify the circumstances in which the Company would delay acceptance and confirms that any such delay will be consistent with Rule 14e-1(c).  See pages 3 and 29 of the prospectus.

Comment No. 13:

We note that you reserve the right to terminate the exchange offer if in your sole discretion a condition is not satisfied.  We do not object to the imposition of conditions in a tender offer, provided that they are not within the direct or indirect control of the offeror and are specific and capable of objective verification when satisfied.  Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Response:                     The Company considered the Staff’s comments and has revised the prospectus as requested.  See page 29 of the prospectus.

Conditions to the Exchange Offer, page 33

Comment No. 14:

If you decide to waive any of the conditions, please note that you must expressly announce your decision in a manner reasonably calculated to inform security holders of the waiver.  In this regard, please provide us with your views regarding whether or not waiver of any of the conditions will constitute a material change requiring that at least five business days remain in the offer after notice of such waiver.

Response:             The Company acknowledges that if it decides to waive any of the conditions that it must expressly announce its decision in a manner reasonably calculated to inform security holders of the waiver.  The Company advises the Staff supplementally that it considers the waiver of any of the conditions to be a material change requiring that at least five business days remain in the offer after notice of such waiver.  The Company has revised the prospectus accordingly.  See pages 29 and 34 of the prospectus.

Capitalization, page 37

Comment No. 15:

Please disclose why you excluded the consolidated accounts of Symphony CLO V from your capitalization table as of March 31, 2009 and reconcile in a footnote to the table between the amounts presented in your financial statements and those presented here.

Response:                     As first noted on page 9 of the prospectus, the Company has no equity interest in Symphony CLO V.  As such, the Company has excluded Symphony CLO V’s results of operations in certain instances throughout the prospectus, including in the “Capitalization” section of the prospectus.  In order to address the Staff’s comment, the Company has revised the disclosure in the “Capitalization” section to clarify the reason for such exclusion.  See page 37 of the prospectus.

The Company has also revised the “Capitalization” section to include a footnote that reconciles, as of June 30, 2009, the amounts presented in the capitalization table with the amounts presented elsewhere in its financial statements as requested by the Staff.  See page 37 of the prospectus.

Management’s Discussion and Analysis of Financial Condition . . ., page 39

Description of the Business, page 39

Comment No. 16:

Please revise your discussion of auction-rate preferred stock (ARPS) issued by your closed-end funds to more fully explain the potential implications to your financial position, operating results and liquidity if you are unable to obtain debt or equity financing sufficient to redeem the remaining $10 billion of ARPS issued by your closed-end funds.  Please specifically address the extent to which you could be called upon to provide liquidity to these funds or redeem a portion of these ARPS out of your own available capital.

Response:                     The Company has revised the disclosure as requested on page 40 to clarify that the Company does not have any legal obligation to provide liquidity from its available capital to redeem ARPS.

Results of Operations, page 43

Comment No. 17:

You disclose on page 45 that as of March 31, 2009, approximately 52% of your assets were in municipal portfolios, 40% in equity portfolios and 8% in taxable income portfolios.  To provide greater context to this disclosure, please revise to compare this asset mix to prior periods and explain the impact that changes in asset mix had upon your operating results for each period presented.

Response:                     The Company discloses the composition of its assets under management for the current reporting period for purposes of risk profile disclosure — e.g., generally, how much of the Company’s assets under management are exposed to current conditions in the various markets.  The Company has revised the disclosure as requested by the Staff to include the composition of assets under management for all periods presented.  See pages 46—47 of the prospectus.  With respect to the impact that changes in asset mix have had upon our operating results, the Company advises the Staff that there is not a simple correlation between the composition of the Company’s assets under management and its operating results, as average basis points underlying the Company’s revenues are complex and are more product-driven, as opposed to breaking along simple “equity” versus “municipal” versus “taxable income” portfolios.

Other Income/(Expense), page 50

Comment No. 18:

We note your disclosure in the fifth paragraph and on page F-16 that the amount of the impairment was based on the work performed by external valuation experts.  Please describe, in reasonable detail, the role of the external valuation experts in conducting your annual impairment test.  In addition, please provide us with a detailed legal analysis as to whether they are experts for purposes of the consent requirement set forth in Rule 436 of Regulation C.

Response:                     The Company utilized the services of an external valuation firm to assist it in determining impairment for non-cash goodwill and non-cash intangible assets.  The information provided by the valuation firm was considered by the Company in determining the valuation estimates in the prospectus, but was not used as the sole basis for the estimates.  The Company acknowledges that it is responsible for determining the impairment values disclosed in the prospectus.  Accordingly, while the Company considered the data and other information provided by the external valuation firm, it did not rely solely upon that information.  As such, the Company does not believe the external valuation firm acted as “experts” with respect to the Company’s annual impairment test.  The Company has modified the disclosure to clarify the secondary role of the valuation firm.  See pages 51, 65, 66 and F-18 of the prospectus.  As a result of the foregoing, the Company does not believe it is required to obtain a written consent from the external valuation firm as an exhibit to the prospectus.

Adequacy of Liquidity, page 58

Comment No. 19:

Please clarify whether you are in compliance with the covenants and other restrictions under your debt agreements/instruments.

Response:                     The Company’s senior secured credit facilities require the Company to maintain a maximum ratio of senior secured indebtedness to adjusted EBITDA, as defined therein.  This financial maintenance ratio is the only financial covenant in the Company’s debt agreements.  At December 31, 2008, the maximum ratio was 6.25:1.00 and the Company’s actual ratio of senior secured indebtedness to adjusted EBITDA was 4.81:1.00, based on senior secured indebtedness of $2,036 million and adjusted EBITDA of $423.5 million.  At June 30, 2009, the maximum ratio was 6.00:1.00 and the Company’s actual ratio was 5.58:1.00, based on senior secured indebtedness of $2,142 million and adjusted EBITDA of $383.7 million.  On a pro forma basis after giving effect to the Company’s incurrence of additional second-lien term loans (the “Additional Term Loans”) and the application of the proceeds thereof in July and August 2009, this ratio as of June 30, 2009 would have been 4.48:1.00, based on senior secured indebtedness of $1,720 million and adjusted EBITDA of $383.7 million.

The Company has revised the disclosure below the heading “Adequacy of Liquidity” as requested by the Staff to clarify that the Company is in compliance with the covenants and other restrictions under its senior secured credit facilities as of June 30, 2009.  See page 63 of the prospectus.

Comment No. 20:

It appears from your disclosures on page 58 that it is reasonably likely you may breach some of the debt covenants pertaining to your senior secured credit facilities.  You also disclose on page F-80 that a technical default of the debt covenants for your term loan facility could also cause the counterparties on your New Debt Derivatives to call their payments of $112 million immediately due and payable.  In light of these factors, please revise to disclose the following as described in Section IV.C of the SEC Interpretive Release No. 33-8350:

•                  Steps you are taking to avoid a breach of your debt covenants;

•                  Reasonably likely impact that a breach would have on your financial condition and operating performance; and

•                  Alternate sources of funding to payoff resulting obligations or replace funding if necessary (and the consequences of accessing these alternate sources of funding).

Response:                     The Company advises the Staff that, as disclosed above in response to Comment No. 19, on a pro forma basis after giving effect to the Company’s incurrence of the Additional Term Loans and the application of the proceeds thereof in July and August 2009, the Company’s actual ratio of senior secured indebtedness to adjusted EBITDA as of June 30, 2009 would have been 4.48:1.00 (as compared to a maximum allowed ratio of 6.00:1.00).  As a result of such actions by the Company, the Company currently does not believe that it is reasonably likely that it will breach this financial maintenance covenant in its senior secured credit facilities.  The Company has revised its disclosure throughout the prospectus to delete specific references to potential breaches of this covenant.  See pages 12, 25 and 62—63 of the prospectus.

Comment No. 21:

As a related matter, please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements.  For any material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date.  This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts.  Please show the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response:                     The Company advises the Staff that, except for the covenant requiring the Company to maintain a maximum ratio of senior secured indebtedness to adjusted EBITDA as described in response to Comment No. 19 above, the Company is not subject to any financial covenants in its debt agreements.  The Company’s senior secured credit facilities contain a number of other covenants as described in the “Description of Certain Indebtedness” section of the prospectus.  See page 106 of the prospectus.

Per the Staff’s request, the Company has added the specific maximum ratio of senior secured indebtedness to adjusted EBITDA to page 63 of the prospectus.  In addition, per the Staff’s request, in order to show the existing cushion, the Company has added disclosure of the actual ratio as of June 30, 2009 (and pro forma as of June 30, 2009 giving effect to its financing actions in July and August 2009), as well as the specific computations used to arrive at the actual ratios, as detailed in the response to Comment No. 19.

Please note that the Company is required under its senior secured credit facilities to report an “adjusted EBITDA” figure for purposes of complying with this financial covenant.  Per the Staff’s request in Comment No. 22 below, the Company has revised the prospectus to change certain references, as appropriate, to “adjusted EBITDA” to reflect that it is not the same as EBITDA as commonly defined.  As compliance with the financial covenant under its senior secured credit facilities is based on “adjusted EBITDA” and the Company does not otherwise report EBITDA as commonly defined, the Company does not believe reconciliation to US GAAP amounts would be helpful or appropriate for disclosure.

Comment No. 22:

It appears from page 146 that EBITDA as defined in your indebtedness agreements, may not be the same as EBITDA as commonly defined.  Therefore, please revise your references to EBITDA throughout the filing to use a phrase such as “adjusted EBITDA” instead.

Response:                     In the “Description of the New Notes” section beginning on page 108 of the prospectus, terms are defined as they are defined and used in the Indenture, dated as of November 13, 2007, under which the Company’s senior notes were issued.  Those definitions are set forth in the “—Certain Definitions” subsection beginning on page 144 of the prospectus.  The Company believes it would be confusing to a reader to change a defined term in this section of the prospectus so that it no longer matches the defined term set forth in the Indenture that has been publicly filed.

However, in other instances in the prospectus when describing the financial covenant the Company must meet under its senior secured credit facilities, the Company agrees with the Staff that EBITDA as used is not the same as EBITDA as commonly defined, and therefore potentially confusing to a reader.  The Company has revised the prospectus as requested by the Staff to change appropriate references to “adjusted EBITDA” as opposed to “EBITDA.”  See pages 61, 63, 106 and F-38 of the prospectus.

Comment No. 23:

In April 2009, Moody’s and Standard and Poor’s downgraded your corporate credit rating and the credit rating on your senior secured notes.  Please revise your filing to describe the implications of these downgrades on your financial condition, results of operations, and liquidity.  Please also address how this downgrade affects your plans to refinance or repay the $222 million of outstanding indebtedness (as of March 31, 2009) that is scheduled to mature in September 2010.

Response:                     The downgrades of the Company’s corporate credit rating and the credit rating on its senior secured notes did not have an effect on the Company’s financial condition, results of operations or liquidity.  While the ratings downgrades could make it more difficult for the Company to obtain financing in the future, new financing will not be required to refinance or repay the $222.7 million of outstanding indebtedness (as of March 31, 2009) that is scheduled to mature in September 2010.  On July 28, 2009, the date of the initial funding of the Additional Term Loans borrowed by the Company, the Company deposited $222.7 million of the net cash proceeds of the Additional Term Loans into escrow for the repayment of this indebtedness.  The Company has revised the disclosure below the heading “Adequacy of Liquidity” as requested by the Staff.  See page 62 of the prospectus.

Aggregate Contractual Obligations, page 58

Comment No. 24:

Please revise your table of contractual cash obligations to include estimated interest payments on your debt and estimated payments under interest rate swaps in a separate line item of the table.  Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.  Please also disclose any assumptions you made to derive these amounts.

Response:                     In the disclosure below the heading “Interest Rate Sensitivity” on page 68 of the prospectus, the Company previously disclosed that, although the Company has sought to mitigate its interest rate risk, obligations under the Company’s senior secured credit facilities will expose its earnings to changes in short-term interest rates since the interest rate on this debt is variable.  The Company also previously disclosed that the variable nature of its obligations under its senior secured credit facilities creates inherent interest rate risk and that, in order to mitigate this risk, the Company entered into interest rate swap derivative transactions and one collar derivative transaction that effectively convert the Company’s variable rate debt into fixed-rate borrowings or borrowings that are subject to a maximum rate.

The Company believes that the variable nature of the interest rate on its debt makes it impossible for the Company to disclose estimated future interest payments by year in a meaningful, non-misleading way.  In order to include estimated interest payments on the Company’s debt as a separate item in our contractual obligations disclosure, the Company would have to make assumptions about future interest rates on a monthly basis, as the interest rate on the majority of the Company’s debt is at a floating rate based currently on 3-month LIBOR.  The Company believes that there is still much uncertainty in the current economic environment, where various economic indicators continue to demonstrate volatility.  The Company believes that this amount of economic uncertainty would make any assumptions that the Company might make about future floating interest rates misleading to the overall contractual obligations disclosure.

As it relates to estimated future payments under the Company’s interest rate swaps, those estimated payments are directly dependent on two things:  (1) future floating interest rates, and (2) future market conditions for potential future derivatives contracts (and hence, the maximum rate that a portion of the Company’s floating rate would be subject to).  The Company’s current derivative transactions (e.g., interest rate swaps, basis swaps, collar) have various maturity dates and various reset rates.  Market conditions at the time the Company enters into a derivatives contract affect not only the terms of any potential deal that they may enter into, but also the various potential counterparties’ ability to enter into such transactions.  Based on the specific terms of each proposed contract, the Company may or may not “roll” into new derivatives transactions (whether it be an interest rate swap, a basis swap, or a collar) once an existing derivatives contract matures/expires.  The complexity of this process would require the Company to make numerous assumptions.  The Company believes that making so many different assumptions, especially during a time of great economic uncertainty, would produce a result that would have a high probability of being materially different from what the Company may have assumed.  The Company does not believe that the additional disclosure requested by the Staff would be helpful to a reader of our financial statements.

Critical Accounting Policies

Goodwill and Intangible Assets, page 60

Comment No. 25:

In light of the $2 billion in goodwill and intangible asset impairment charges you recognized during 2008 and the significant carrying amount of goodwill and intangible assets remaining on your balance sheet as of December 31, 2008, please revise your filing to provide better insight into your accounting for goodwill and intangible assets by disclosing the following:

•                  The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•                  The methods you use to determine the fair value of each reporting unit.  Please expand your disclosures to include sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful in preparing the goodwill impairment analyses;

•                  How you weight each of the methods, if applicable, used including the basis for that weighting;

•                  A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.  For example:

•                  Cash flows
•                  Growth rates/terminal calculations
•                  Discount rates
•                  Use of a weighted average cost of capital or a cost of equity method
•                  Risk applications
•                  Control Premiums
•                 If you use a market based approach, discuss the method used and the assumptions and multiples used

•                  If applicable, how the assumptions and methodologies used for valuing goodwill and intangible assets during 2008 have changed since the prior year highlighting the impact of any changes; and

•                  The circumstances and/or factors specific to your business that you would consider triggers for an interim impairment evaluation of your goodwill and/or intangible assets.

Response:                     Per the Staff’s request, the Company has added additional disclosure below the heading “Critical Accounting Policies” beginning on page 64 of the prospectus, similar to the disclosure presented in Footnote 2 — “Basis of Presentation and Significant Accounting Policies” to the Company’s Consolidated Financial Statements below the heading “Goodwill” beginning on page F-18 of the prospectus.  Specifically, the Company has disclosed:  (1) that it has identified four reporting units for purposes of goodwill impairment tests and the basis for that determination; (2) the methods the Company uses to determine the fair value of each reporting unit; and (3) how the Company weights each of the methods.

The Company has also revised its disclosure below the heading “Critical Accounting Policies” beginning on page 64 of the prospectus to include a discussion of the type of assumptions used in its valuation and how assumptions and methodologies used for valuing goodwill and intangible assets have changed since the prior year and included circumstances and factors specific to its business that would be considered triggers for an interim impairment evaluation of goodwill and/or intangible assets.

Impairment of Investment Securities, page 60

Comment No. 26:

In light of the significant impairment charge taken on your investment securities during 2008, please revise your filing here and on pages F-46 and F-81 to provide better insight into your accounting for investment securities by disclosing the following:

•                  The specific types of assets that serve as collateral for your CLO and CDO investments;

•                  A qualitative and quantitative description of the material assumptions used to develop cash flow estimates for your investments and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

•                  The specific factors that led to updated estimates of future cash flows and therefore, an impairment loss on your CLO and CDO investments during 2008.

Response:             The Company considered the Staff’s comments and has revised the prospectus as requested.  See pages 67 and F-85 of the prospectus.

Specifically, the Company has enhanced its disclosures to state that, as is customary with most CLO and CDO entities, the specific types of assets that serve as collateral for the CLO and CDO entities in which the Company has an equity investment are primarily corporate syndicated loans.

The Company has also disclosed that, of the total $38.3 million impairment charge taken on investments for the year ended December 31, 2008, $8.8 million of that charge relates to the Company’s investment in the equity of a CDO and is due to underlying credit losses of the CDO.

The Company’s disclosure on page 67 currently describes the material assumptions used to develop cash flow estimates for its equity investments in the CLO and CDO.  The Company updated such disclosure to include a statement regarding the use of different assumptions.

The Company advises the Staff that Footnote 12 on pages F-47 and F-48 of Amendment No. 1 (formerly page F-46 of the initial Registration Statement filing) relates to consolidated funds, including Symphony CLO V.  The CLO investment referenced in Footnote 11 on pages F-45 and F-46 of Amendment No. 1 is not the same as Symphony CLO V.  While the Company does have an equity investment in the CLO referenced in Footnote 11, the Company does not have any equity investment in Symphony CLO V.

Quantitative and Qualitative Disclosures About Market Risk, page 61

Comment No. 27:

You disclose on page 62 that a 10% adverse change in equity prices would result in a $5 million decrease in the fair value of your equity securities.  Please consider quantifying how a 10% adverse change in equity prices would impact your operating revenues.  Furthermore, please disclose information regarding any known changes in assets under management occurring subsequent to your most recent balance sheet date but prior to the date of your filing, such as known redemptions and/or notices of expected redemptions.

Response:                     The Company advises the Staff that, for purposes of providing the reader with adequate qualitative and quantitative disclosures about market risk, the Company has traditionally only presented the impact that a 10% adverse change in equity prices would have on its investments in equity securities (included in “Investments” on the Company’s consolidated balance sheets).  A 10% adverse change in equity prices would have no impact to the Company’s operating revenue as any realized gain or loss is recorded in non-operating income/(expense) on the Company’s consolidated income statements.  Therefore the impact on operating revenue is not disclosed in the prospectus.  The qualitative and quantitative disclosures about market risk in the prospectus cover instruments of the Company that are sensitive to market risk.  The Company’s assets under management are not assets of the Company and are therefore not covered under this disclosure.  The Company has disclosed information relating to the risk associated with a decline in assets under management in the risk factors section of the prospectus beginning on page 17 of the prospectus.

Compensation Discussion & Analysis, page 80

Base Salaries, page 81

Comment No. 28:

Please explain how the base salaries set forth in the employment agreements were determined.

Response:                     The Company has revised the disclosure on page 88 to disclose how base salaries set forth in the employment agreements were determined.

Annual Incentive Awards, page 81

Comment No. 29:

Please disclose the formula used to adjust the target bonus amounts for your named executive officers (other than the chief executive officer).  See Item 402(b)(v) of Regulation S-K.  For example, please disclose whether you have afforded different percentage weightings to each factor used to make the adjustments.  Please further revise your disclosure to describe how you measure the individual performance of each named executive officer.  Finally, please explain how the 2008 annual incentive award for each named executive officer was determined based on these various measures.

Response:                     The Company has revised the disclosure on page 88 as requested by the Staff.

Comment No. 30:

We note your disclosure on page 92 of the minimum and target bonus levels for each named executive officer.  Please disclose how you determined that each named executive officer would receive an annual incentive award based upon the target bonus amounts rather than the minimum bonus amount.  Please further disclose the circumstances would trigger payment to a named executive officer of only the minimum bonus amount.

Response:                     The Company has revised the disclosure on page 100 as requested by the Staff.

Certain Relationships and Related Party Transactions, page 96

Comment No. 31:

Please file as an exhibit the management services agreement with MDP.  See Item 601(b)(10) of Regulation S-K.

Response:                     The Company is filing with Amendment No. 1 the management services agreement with MDP as requested by the Staff.  See Exhibit 10.18 to Amendment No. 1.

Comment No. 32:

Please disclose your policies and procedures for the review, approval or ratification of any related transactions as required under Item 404(b) of Regulation S-K.

Response:                     As requested by the Staff, the Company has revised the prospectus to disclose its policies and procedures for the review, approval or ratification of any related transactions as required under Item 404(b) of Regulation S-K.  See pages 104–105 of the prospectus.

Consolidated Financial Statements

Independent Auditors’ Report, page F-2

Comment No. 33:

Your auditors’ report does not indicate the city and state where the report was issued as required by Rule 2-02(a) of Regulation S-X.  Additionally, the audit opinion should refer to the “standards” of the Public Company Accounting Oversight Board instead of the “auditing standards” of the Public Company Accounting Oversight Board.  Please have your auditors revise their opinion accordingly.

Response:                     The Company’s auditors have revised their Independent Auditors’ Report to indicate the city and state where their report was issued (Chicago, Illinois), as well as to refer to the “standards” (and not “auditing standards”) of the Public Company Accounting Oversight Board.  See page F-2 of the prospectus.

Consolidated Balance Sheets, page F-3

Comment No. 34:

Your liabilities are presented on a classified basis by differentiating between short-term and long-term obligations.  To maintain consistency in your financial statements, please consider revising your filing throughout to similarly present current assets separate from long-term assets.

Response:                     The Company advises the Staff that it has not presented current assets separate from long-term assets due to immateriality.  With the exception of goodwill, intangibles, and fixed assets (which are each separately stated on the Company’s consolidated balance sheets) the majority of the Company’s assets are current.

Comment No. 35:

Please revise your filing to present the amount of restricted cash in a separate line item on the face of your balance sheet or explain how your current presentation is consistent with Rule 5-02(1) of Regulation S-X, FRR 203.02 and paragraphs 7 and 8 of SFAS 95, including footnote 1 to paragraph 7.

Response:                     The Company advises the Staff that it believes its presentation in the prospectus is in compliance with:  (1) Rule 5-02(1) of Regulation S-X; (2) Financial Reporting Release (“FRR”) 203.02; and (3) paragraphs 7 and 8 of SFAS 95, including footnote 1 to paragraph 7.

Rule 5-02(1) of Regulation S-X

Rule 5-02(1) of Regulation S-X states that, for cash and cash items, “separate disclosure shall be made of the cash and cash items which are restricted as to withdrawal or usage.”  Additionally, “the provisions of any restrictions shall be described in a note to the financial statements.”

The disclosure presented in Footnote 2 – “Basis of Presentation and Summary of Significant Accounting Policies” to the Company’s Consolidated Financial Statements below the heading “Cash and Cash Equivalents” on page F-11 of the prospectus states that “[i]ncluded in cash and cash equivalents at December 31, 2008 and 2007 are approximately $5 million of treasury bills segregated in a special reserve account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.”

The Company does not have any other restricted balances or compensating balance arrangements.

FRR 203.02

As it relates to form of disclosure, FRR 203.02 states:

The manner of disclosure cannot be specified with precision since it will vary according to the factual situation involved.  The rules call for disclosure of compensating balance arrangements.  Such disclosure will involve segregation on the face of the balance sheet whenever such balances are maintained under an agreement which legally restricts the use of such funds….Footnote disclosure will be appropriate in other circumstances where such balances are determinable amounts although not legally restricted as to withdrawal.

Rule 15c3-3 is an SEC rule that regulates the manner in which broker-dealers handle customers’ fully paid securities and security values in excess of margin requirements.  Fully paid securities must be segregated by broker-dealers.  Although the actual reserve requirement under Rule 15c-3 to the Company has historically only been $100,000, the Company has placed $5 million of treasury bills in a special reserve account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission for the purpose of having excess cushion.  Therefore, $4.9 million of the $5 million is truly not restricted.  As the Company does not consider $100,000 to be material, the Company did not segregate the $100,000 restricted under rule 15c3-3 on the face of its consolidated balance sheets; instead, the Company made a disclosure in the footnotes to its Consolidated Financial Statements, as referenced above.

Paragraphs 7 and 8 of SFAS 95, including Footnote 1 to Paragraph 7

Paragraphs 7 and 8 of SFAS 95 call for the use of descriptive terms such as “cash and cash equivalents” rather than ambiguous terms such as “funds.”  Furthermore, “cash equivalents” are defined to be highly liquid investments that are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

The Company’s Consolidated Financial Statements and footnotes thereto included in the prospectus make reference to “cash and cash equivalents” throughout.  Additionally, the treasury bills that the Company includes in “cash and cash equivalents” on its consolidated financial statements and discusses in its footnotes to consolidated financial statements have maturities of three months or less.  For example, the $5 million in treasury bills the Company included in “cash and cash equivalents” on its December 31, 2008 consolidated balance sheet were due January 15, 2009.  At March 31, 2009, the $5 million of treasury bills the Company included in “cash and cash equivalents” on its consolidated balance sheet were due April 23, 2009.

Consolidated Statements of Cash Flows, page F-7

Comment No. 36:

Please tell us the accounting literature you relied upon to support your presentation of changes in consolidated funds as a single line item in the investing activities section of your cash flow statement, instead of presenting inflows separate from outflows.

Response:                     The Company advises the Staff that the Company did not present the inflows separately from the outflows because the Company believes that a single line item / net presentation of the cash flows of Symphony CLO V best reflects the activity of Symphony CLO V.  The Company believes that this is a unique situation in that the Company does not have any economic interest in Symphony CLO V.  Due to this lack of any interest, the economic reality is that the cash flow generated by Symphony CLO V is not available to the Company.  Consequently, the Company believes that a single line item / net presentation is the clearest presentation of cash flows of Symphony CLO V relative to the Company’s cash flows.  Other than guidance from a press release (2002-140) issued by the SEC with respect to an enforcement action against Dynergy Inc. in 2002 which indicated that “public companies using special purpose entities must ensure not only that their accounting treatment complies with GAAP, but also, that they have accurately portrayed the economic realities of the transactions,” the Company did not rely on any other authoritative accounting literature for this presentation.

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Comment No. 37:

Please disclose the components of accumulated other comprehensive income/(loss) as of each balance sheet date as required by paragraph 26 of SFAS 130.

Response:                     The Company has revised the disclosure on page F-17 as requested by the Staff.

Other Income/(Expense), page F-22

Comment No. 38:

Please revise your filing to present goodwill impairment losses and intangible asset impairment losses as separate line items within operating expenses on the face of your Consolidated Statements of Income.  Please refer to paragraphs 43 and B184 of SFAS 142.  Similarly, gain and losses on the sales of fixed assets should also be included as a component of operating expenses.  Please refer to paragraph 45 of SFAS 144.  Your current presentation of impairment losses and gains/(losses) on fixed assets implies that these losses are not a component of operating income.

Response:

Goodwill and Intangible Asset Impairment Losses

The disclosure presented in Footnote 2 – “Basis of Presentation and Summary of Significant Accounting Policies” to the Company’s Consolidated Financial Statements below the heading “Goodwill” beginning on page F-17 of the prospectus states that the Company’s $1.1 billion impairment on goodwill and $0.9 billion impairment on indefinite-lived intangible assets is reflected in “Other Income/(Expense)” on the Company’s consolidated statement of income for the year ended December 31, 2008.  The Company presented the impairment charge for goodwill and indefinite-lived intangible assets in “Other Income/(Expense)” in an effort to emphasize what it believes is the infrequent, non-recurring nature of the charge.

The Company also notes that paragraph 43 of SFAS 142 requires that:

The aggregate amount of goodwill impairment losses shall be presented as a separate line item in the income statement before the subtotal income from continuing operations (or similar caption) unless a goodwill impairment loss is associated with a discontinued operation.

The Company believes that it is in compliance with this paragraph, as it does not have any discontinued operations.  The Company’s entire income statement relates to income from continuing operations.

Although the Company believes that it is in compliance with all authoritative accounting literature for presentation and disclosure requirements for goodwill and intangible impairment, the Company has revised the disclosure on page F-4 as requested by the Staff to reflect goodwill and intangible impairment as separate line items within operating expenses.

Gains and Losses on the Sales of Fixed Assets

The Company advises the Staff that it does not experience material gains or losses on the sales of fixed assets, as its business is not capital intensive and any incidental gains or losses on the sales of fixed assets would be ancillary to its core business of asset management.  It is because of immateriality and the ancillary nature of any sales of fixed assets that the Company included any gains or losses on the sales of fixed assets in “Other Income/(Expense)” on its consolidated statements of income.  For example, for the year ended December 31, 2008, the Company only had a $4 thousand loss on the sale of fixed assets.  Should the gain or loss on the sales of fixed assets become more material in the future, the Company will consider disclosing such amounts as operating.

Note 5 – SFAS 157 – Fair Value Measurements, page F-27

Comment No. 39:

You disclose on page F-30 that the underlying investment securities in Symphony CLO V are predominantly syndicated loans whose fair values are derived from broker-quotes and that you consider these investments to be Level 3 financial instruments.  Please revise your filing to more fully explain, if appropriate, the manner in which you make adjustments to broker-quotes to reflect your own assumptions about the assumptions market place participants would use in pricing these assets.

Response:                     The Company advises the Staff that it does not normally make adjustments to broker-quotes for the underlying investment securities in Symphony CLO V.  The Company classifies the underlying investments in Symphony CLO V as overall being Level 3 investments because a significant portion of the inputs to the broker-quotes are unobservable.  The Company has revised the disclosure on page F-31 as requested by the Staff.

Comment No. 40:

Your disclosures on page F-29 seem to indicate that the majority of the $148 million non-cash losses on Symphony CLO V consolidated funds recognized during 2008 were recognized only in other comprehensive income.  However, this seems inconsistent with your disclosure on page F-23 that the $148 million of losses were included in 2008 earnings via the line item “other income/(expense).”  In addition, since you have no equity interest in Symphony CLO V, it is unclear why your comprehensive income (loss) schedule and the noncontrolling interests column of your statement of changes in shareholders’ equity on page F-68 do not appear to have any adjustments to comprehensive income other than for its net income.  Please also consider how page F-6 should be revised in this regard once SFAS 160 has been retrospectively applied.  Please advise or revise accordingly.

Response:                     The Company advises the Staff that its disclosure on page F-29 erroneously stated that $137.9 million of losses on the underlying investments in the consolidated vehicle (Symphony CLO V) went through other comprehensive income.  This amount should have been included in the row above.  The table on page F-29 should have stated that all $148.8 million of losses from Symphony CLO V went through earnings.   The Company has revised the disclosure on page F-30 as requested by the Staff.

Note 8 – Income Taxes, page F-41

Comment No. 41:

Your deferred tax assets were approximately $156 million as of December 31, 2008, after the effect of a $4.9 million valuation allowance for net operating loss carryforwards.  In light of the economic downturn that has negatively impacted your financial condition, results of operations, and liquidity, please revise your filing to more fully explain how you considered paragraphs 20-

25 of SFAS 109 in determining that no additional valuation allowances were necessary on the remainder of your deferred tax assets (other than net operating loss carryforwards) as of December 31, 2008.

Response:                     The Company has revised the prospectus as requested by the Staff.  See page F-42 of the prospectus.

Note 19 – Recent Accounting Pronouncements, page F-58

Comment No. 42:

Please revise your filing throughout to reflect retrospective adoption of the presentation and disclosure requirements of paragraph 5 of SFAS 160 for existing non-controlling interests.  This retrospective adoption should be applied to your audited and unaudited financial statements as well as other sections of your filing where appropriate (for example, your financial results summary on page 42).

Response:                     As requested by the Staff, the Company has revised the prospectus throughout to reflect the retrospective adoption of the presentation and disclosure requirements of SFAS 160 for existing non-controlling interests.

Consolidated Unaudited Financial Statements

Consolidated Statement of Changes in Shareholders’ Equity, page F-68

Comment No. 43:

Please revise the line item titled “purchase of and other changes to noncontrolling interests” to separately present contributions, distributions, and other changes to noncontrolling interests.  Please refer to paragraph 38(c)(2) of SFAS 160.

Response:                     The Company has revised the description of the line item “purchase of and other changes to noncontrolling interests” to read “purchase of and distributions to noncontrolling interests.”  The Company advises the Staff that, due to immateriality, the Company has not separately presented distributions to noncontrolling interests separately from purchases in the prospectus.

Consolidated Statements of Cash Flows, page F-69

Comment No. 44:

Please revise the starting point of your indirect method Statements of Cash Flows to begin with the “Net income” line item.  Please refer to paragraphs 28 and 106 of SFAS 95, which were not amended by SFAS 160.

Response:             The Company advises the Staff that it believes that its presentation of its indirect method statement of cash flows in the prospectus provides a better picture of the Company’s cash flows, particularly on a comparative basis.  As disclosed in the prospectus, the Company does not have an equity interest in Symphony CLO V.  Consequently, the Company does not control the cash flows of Symphony CLO V.

The Company starts its indirect method Statement of Cash Flows with “Net Income/(Loss) Attributable to Nuveen Investments” so that cash flows from its operating activities only represent the cash flows from the Company’s operating activities (and not anything related to Symphony CLO V’s activities).

By starting with total net income/(loss) in its statement of cash flows, the Company would have to make an adjustment within the operating section of its cash flow statement to take out the impact from Symphony CLO V, or, if no adjustment were made to the operating section of its statement of cash flows, the Company’s cash flows from operating activities may be misleading in that they would include the cash flows of Symphony CLO V.  The Company does not view the cash flow of Symphony CLO V to be generated by operations of the Company.  Investors in the Company’s debt are primary users of the Company’s financial statements and operating cash flow is a primary focus for them.  The Company believes that it may be misleading to readers of its financial statements to include the cash flow of Symphony CLO V in the operating sections of the cash flow statement as a reader may believe that the cash flow is available for debt service.

Although the Company believes that its current cash flow statement presentation best represents the true economic reality of the transactions involved, the Company has revised the prospectus as requested by the Staff to begin with the “Net Income” line item as the starting point of its indirect Statement of Cash Flows for the six months ended June 30, 2009 and 2008, with a corresponding adjustment to operating cash flow section to exclude any cash flows of Symphony CLO V.  All cash flows from Symphony CLO V are shown as cash flows from investing activity.  See page F-70 of the prospectus.

Note 1 — Basis of Presentation, page F-70

Comment No. 45:

Please revise to include a schedule that shows the effect of changes in your ownership in non-controlling interests.  Refer to paragraphs 38(d) and A7 of SFAS 160.

Response:             The Company advises the Staff that it does not have any ownership interests in any non-controlling interests.  Consequently, the Company did not present a schedule of changes in ownership in non-controlling interests in the prospectus.

Item 20.  Indemnification of Directors and Officers, page II-1

Comment No. 46:

Please disclose the information required by Item 702 of Regulation S-K for each co-registrant.  Refer to item 20 of Form S-4.

Response:             The Company has revised Item 20 as requested by the Staff.  See pages II-1—II-3 of Amendment No. 1.

Item 21.  Exhibits and Financial Statement Schedules, page II-1

Exhibits, page II-1

Comment No. 47:

We note the credit agreement filed as Exhibit 10.6, which is incorporated by reference to your Form 8-K filed November 16, 2007.  It does not appear that the exhibits and schedules to the credit agreement were filed on EDGAR.  Please advise.  Refer to Item 601(b)(10) of Regulation S-K.

Response:             The Company has filed the exhibits and schedules to the credit agreement as Exhibit 10.7 to Amendment No. 1 as requested by the Staff.

Comment No. 48:

We note the description of your investment management contracts filed as Exhibit 10.4, which is incorporated by reference to your Form 10-K filed March 3, 2005.  Please confirm to us that the description of your investment management contracts, as set forth in the Form 10-K, contains the material terms of the investment management contracts.

Response:             The Company confirms that the description of its investment management contracts filed as Exhibit 10.4 contains the material terms of the investment management contracts.

Comment No. 49:

We note that you intend to file the legal opinion by amendment.  Please be advised that the legal opinion is subject to review and you should allow a reasonable period of time for our review prior to requesting acceleration.

Response:             The Company advises the Staff that it is filing the legal opinion with Amendment No. 1 and acknowledges that because the legal opinion is subject to review, it will allow a reasonable period of time for the Staff’s review of such opinion prior to requesting acceleration.

Exhibit 12 — Computation of Earnings to Fixed Charges

Comment No. 50:

Please revise your table to disaggregate the components of interest expense in sufficient detail to enable a reader to correlate the amounts presented in this table with amounts presented elsewhere in your consolidated financial statements.  For example, it may be helpful to present interest expense from amortization of premiums separate from interest expense from amortization of capitalized expenses.  Refer to Instruction 3 to paragraph 503(d) of Regulation S-K and Item 601(b)(12) of Regulation S-K.

Response:             The Company advises the Staff that it believes that its current presentation of the Computation of Earnings to Fixed Charges in the prospectus is in compliance with Instruction 3 to paragraph 503(d) of Regulation S-K and Item 601(b)(12) of Regulation S-K.

Instruction 3 to paragraph 503(d) of Regulation S-K states:

File an exhibit to the registration statement to show the figures used to calculate the ratios.  See paragraph (b)(12) of Item 601 of Regulation S-K.

Paragraph (b)(12) of Regulation S-K requires:

A statement setting forth in reasonable detail the computation of any ratio of earnings to fixed charges, any ratio of earnings to combined fixed charges and preferred stock dividends or any other ratios which appear in the registration statement or report.

The Company believes it has presented enough information in order for a reader to be able to recalculate the ratios presented and to be in compliance with Instruction 3 to paragraph 503(d) of Regulation S-K and Item 601(b)(12) of Regulation S-K.  Additionally, based on what the Company believes is the prevalent and customary presentation, the Company presents two line items for fixed charges:  one for total interest expense, and the other for an interest component of rent expense (traditionally assumed to be one-third of rent expense).

The Company has added “including amortization of premiums, discounts, and capitalized expenses related to indebtedness” to its description of “Interest Expense” on Exhibit 12 to the Registration Statement in an effort to confirm that the Company has included all of the components defined in Instruction 1 to paragraph 503(d) of Regulation S-K, which defines what constitutes “fixed charges”.  The Company believes it is generally understood that, under generally accepted accounting principles, total interest expense would include all of the items specifically mentioned in Instruction 1.  The Company does not believe that presenting additional separate detail for amortization of premiums, discounts, and capitalized expenses will enhance a reader’s understanding of the Company’s ability to pay fixed charges.

Comment No. 51:

Please revise your table so that the “earnings” measure begins with pre-tax income from continuing operations and show how the measure is separately adjusted for various items, such as the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges.  Please refer to Instruction 1(C) to Item 503(d) of Regulation S-K, as revised on April 23, 2009.

Response:             The Company has revised the table in Exhibit 12 to Amendment No. 1 so that the “earnings” measure begins with pre-tax income from continuing operations and shows how that measure is adjusted for the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges.

Item 22.  Undertakings, pages II-5 and II-6

Comment No. 52:

Please provide the undertaking required by Item 512(e)(i) or (ii) of Regulation S-K.

Response:             On June 19, 2009, the Staff indicated to legal counsel for the Company that the reference to Item 512(e) of Regulation S-K above was incorrect, and that the intended rules to be considered by the Company are Item 512(a)(5)(i) and Item 512(a)(5)(ii) of Regulation S-K.  The Company advises the Staff that it revised Item 22 to include the undertaking pursuant to 512(a)(5)(ii) of Regulation S-K.  See pages II-8 and II-9 of Amendment No. 1.

Signatures, page II-9

Comment No. 53:

Please revise to provide appropriate signatures for the controller or principal accounting officer of Nuveen Investments, Inc. on page II-7 and Windy City Investments, Inc. on page II-9.

Response:             The Company advises the Staff that it has obtained the signature of the Principal Accounting Officer of both Nuveen Investments, Inc. and Windy City Investments, Inc. per the Staff’s request.  See pages II-10 and II-12 of Amendment No. 1.

FORM 8-K FILED MAY 12, 2009

Table 2, page 4

Comment No. 54:

The income statement you present in Table 2 represents a non-GAAP income statement since it excludes the impact of CFO V which is required to be consolidated for GAAP purposes.  While it is acceptable to present non-GAAP measures, it is not generally appropriate to present non-GAAP financial statements.  Please exclude these non-GAAP financial statements from your future filings.

Response:             The Company advises the Staff that it believes it is beneficial to security holders to continue to provide a non-GAAP income statement in its future filings.  However, in accordance with the requirements of Regulation G and/or Item 10(e) of Regulation S-K, as applicable, the Company advises the Staff that it will also provide a reconciliation to GAAP of any such non-GAAP income statement in future filings, as it did in its Form 8-K filed August 6, 2009.

Table 3, page 5

Comment No. 55:

Please revise the line item “non-recurring items” in future filings to disaggregate individually material items.  Any non-material items may be aggregated into a single line item with a title such as “other non-recurring items”.  This will help give investors more perspective of the types of items that you adjust for in your calculation of Adjusted EBITDA per the Credit Agreement.

Response:             The Company considered the Staff’s comment and will revise the line item “non-recurring items” in future filings to disaggregate individually material items, if any, as requested by the Staff, as it did in its Form 8-K filed August 6, 2009.

Comment No. 56:

Please revise this table in future filings to also include the comparable prior year periods, such as the three months ended March 31, 2008.

Response:             The Company considered the Staff’s comment and will revise the table in future filings to include the comparable prior year periods as requested by the Staff, as it did in its Form 8-K filed August 6, 2009.

*  *  *

If you should have any questions or comments about any of the items responded to in this letter or in Amendment No. 1 to the Registration Statement, please call me at (312) 558-6375.

Finally, we appreciate the prompt assistance that the Staff has provided Nuveen Investments and its advisors.

Sincerely,

/s/ Matthew D. Costigan

cc:	Andrew Schoeffler, Senior Staff Attorney
Chambre Malone, Staff Attorney